

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2022

Chaowei Yan
Chief Financial Officer
Intchains Group Ltd
c/o 9/F, A Block, No.333 Haiyang No.1 Road
Lingang Science and Technology Park
Pudong New Area, Shanghai, 201306
the People's Republic of China

> **Re: Intchains Group Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted on March 4, 2022**
> **CIK No. 1895597**

Dear Mr. Yan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your response to our prior comment 2 and reissue in part. Please disclose that this structure involves unique risks to investors, and that under relevant PRC laws and regulations, foreign investors are permitted to own 100% of the equity interests in a PRC-incorporated company engaged in the business of IC design. Please also disclose the risk to investors that PRC authorities may in the future prohibit foreign investors to own the equity interests in your PRC-incorporated subsidiaries. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this

structure.

2. We note your response to prior comment 3 and reissue our comment in part. Clearly disclose on your cover page how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of other entities. Please revise your disclosure through your prospectus accordingly.

3. We note your response to our prior comment 4 and reissue our comment. Please provide, on your cover page, a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.

Prospectus Summary, page 1

4. We note your response to our prior comment 7 and reissue in part. In your summary of risk factors, please also address the risk that the Chinese government may intervene or influence your operations at any time.

5. We note your response to our prior comment 8 and reissue in part. Please disclose whether you or your subsidiaries are required to obtain any approvals from Chinese authorities to operate your business. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note your disclosure on page 33 that you and your subsidiaries are required to obtain Business Licenses from the local branch of the State Administration for Market Regulation. Please address, in your prospectus summary, whether you and your PRC subsidiaries have obtained such licenses. Please also address whether you have relied on the opinion of counsel in determining that you require no other permissions or approvals. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risk Factors, page 14

6. We note your response to our prior comment 12. Please revise to state that the Draft Cyber Data Regulations issued by the Cyberspace Administration of China are legally effective as of February 15, 2022.

Competitive Landscape of ASIC Chips for Alternative Cryptocurrencies, page 90

7.   We note your response to our prior comment 22. Please expand your disclosure surrounding the applicability of your ASIC chips to the blockchain algorithms listed to include the major cryptocurrencies that currently use such algorithms.

(n) Revenue from contracts with customers, page F-12

8.   We note your response to prior comment 30. Please further expand, as appropriate, to include disclosures similar to that provided in your response.

(ab) Recently issued accounting pronouncements, page F-15

9.   You disclose on pages 6 that have elected to take advantage of the benefits of the extended transition period provided under the JOBS Act for complying with new or revised accounting standards. However, you indicate here and on page 80 that ASU No. 2020-1 was effective for you for fiscal years beginning after December 15, 2020, with early adoption permitted. Please revise to clarify whether you early adopted the standard and the date on which you did so. Otherwise, revise to disclose the correct date on which the standard was effective for the company.

        You may contact SiSi Cheng, Staff Accountant, at (202)-551-5004, or Martin James, Staff Accountant, at (202)-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202)-551-4985, or Sergio Chinos, Staff Attorney, at (202)-551-7844 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing